SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at 1 March, 2002

This Report is a Report on Form 6-K filed by Reed International P.L.C.

REED INTERNATIONAL P.L.C.
(Registrant)

25 Victoria Street
LONDON SW1H 0EX
ENGLAND
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No ✓

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning the disclosure of interest in voting shares in Reed International P.L.C. by FMR Corp. and its subsidiary Fidelity International Limited.

Ref 2002:RI:SEC/45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

Reed International P.L.C.
Registrant

....

By: L DIXON

Title: Deputy Company Secretary

Date: 1 March, 2002

Ref 2002:RI:SEC/45

S:\2002\Stock Exchange\6K Reports\RI 6K Report\1 March - notifiable interest by Fidelity.doc

REED INTERNATIONAL

Tel: 020 7227 5652

Fax: 020 7227 5659

1 March, 2002

BY FAX: 020 7588 6057

The London Stock Exchange
Company Announcements Office
LONDON
EC2N 1HP

ISSUED ON BEHALF OF REED INTERNATIONAL P.L.C.

Dear Sirs

Disclosure of Interest in Voting Shares
AVS Security Number: 716979

Pursuant to Part VI of the Companies Act 1985 (as amended) a notification was received on 28 February 2002 from Fidelity Investments in which they advised that, as at 27 February 2002, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, held 39,500,566 ordinary shares in Reed International P.L.C. This represents an interest of 3.12% in the issued share capital of the Company.

Yours faithfully
for **REED INTERNATIONAL P.L.C.**

L DIXON
Deputy Company Secretary

S:\2002\Stock Exchange\1 March LSE Disclosure of Interest letter.doc

Reed International P.L.C. 25 Victoria Street London SW1H 0EX
Telephone +44 (0)20 7222 8420 Facsimile +44(0)20 8228 5799
Website: www.reedelsevier.com

Registered Office as above Registered in England Number 77536